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                            May 22, 2023

       Zhenwu Huang
       Chief Executive Officer
       Richtech Robotics Inc.
       4175 Cameron St Ste 1
       Las Vegas, NV 89103

                                                        Re: Richtech Robotics
Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted May 15,
2023
                                                            CIK No. 0001963685

       Dear Zhenwu Huang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 3, 2023 letter.

       Amendment No. 2 to Draft Registration Statement on Form S-1 submitted May 15, 2023

       Business
       Material Contracts, page 66

   1. We note your response to prior comment 3 that the MSAs "currently represent less than
                                                        3% of the Company   s
revenue and are not expected to represent a significant portion of future revenues."
Disclose the significance of the Restaurant MSA, Gaming MSA, and
                                                        Hotel MSA to your
business and why they are highlighted as material contracts if you do not expect to generate
a significant portion of your revenue from these agreements.
                                                        Disclose whether you
have other material agreements that contributed to the increase in revenue in 2022 or
expected to represent a significant portion of future revenue.
 Zhenwu Huang
Richtech Robotics Inc.
May 22, 2023
Page 2
Principal Stockholders, page 75

2. We note your response to prior comment 6 and reissue in part. Please revise the total shares outstanding and Class B shares on pages 75 and 80 as of March 28, 2023 to reflect the issuance of 466,000 of your class B common stock to Normanton Tech PTE. LTD on
      January 15, 2023. Based on your disclosure on page F-17 that you had 17,647,000 shares as of December 31, 2022, it is unclear how you continue to only have 17,647,000 shares of Class B common stock outstanding as of May 12, 2023 after the issuance of the shares to Normanton Tech PTE. Please revise accordingly or explain this discrepancy.
Statements of Stockholder's Equity, page F-5

3. We note your revised disclosures in response to prior comment 8 as it relates to the 4-for-
      1 forward stock split and the concurrent re-designation of your common stock into Class
      A and Class B common stock. However, our comment also asked that you provide us with the specific guidance considered in accounting for the conversion of member units into common stock upon incorporation as a Nevada Corporation. Please provide us with a detailed analysis of the specific guidance considered in accounting for the June 2022 conversion of member units into common stock on a retrospective basis.
        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray, Staff Attorney, at (202) 551-6356 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameZhenwu Huang
                                                           Division of
Corporation Finance
Comapany NameRichtech Robotics Inc.
                                                           Office of Technology
May 22, 2023 Page 2
cc:       Richard I. Anslow
FirstName LastName